BLINK CHARGING CO.

605 Lincoln Road, 5th Floor

Miami Beach, Florida 33139

October 23, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Blink Charging Co.
Registration Statement on Form S-3
File No. 333-275123

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (File No. 333-275123) filed by Blink Charging Co. (the “Company”) with the United States Securities and Exchange Commission (the “Commission”) on October 20, 2023 (the “Registration Statement”). To provide the staff of the Division of Corporation Finance of the Commission sufficient time to perform its customary screening and review of registration statements prior to their effectiveness, pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the front cover page of the Registration Statement:

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Please contact Spencer G. Feldman of Olshan Frome Wolosky LLP, securities counsel to the Company, at (212) 451-2234 or SFeldman@olshanlaw.com if you have any questions or concerns regarding this matter.

Very truly yours,

BLINK CHARGING CO.

By:	/s/ Michael P. Rama
Name:	Michael P. Rama
Title:	Chief Financial Officer

cc: Spencer G. Feldman, Esq. (Olshan Frome Wolosky LLP)